Caledonia Announces Additional Resource at Nama Cobalt Project in Zambia

Toronto, Ontario – April 16, 2007: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF and AIM:CMCL) is pleased to announce that an additional Indicated Resource has been identified at the Anomaly “C” area on the Nama Cobalt and Copper Project in Zambia.

Nama

Caledonia is the 100% owner of the Nama Project, which covers a number of polymetallic oxide deposits containing cobalt and copper, located on the northwestern flank of the Zambia Copperbelt.

Resources

This new estimate  which is in addition to the resource reported in Caledonia’s Press Release of March 19, 2007, has identified a potentially economic resource of cobalt with lesser quantities of copper and nickel in the Anomaly “C” area.

The resource lies within four blocks within the target area to a depth of 150 meters, the full depth extent of which has not yet been determined.  The evaluation is based on 73 drill holes collared on 13 section lines.  The maximum hole spacing is 300 meters.

Indicated Resources at Anomaly “C”

Resource blocks in Anomaly C	Tonnes	% Co	% Cu	% Ni

Block C3	41,637,000	0.0505	0.0173	0.0195
Block C2 North	526,000	0.0245	0.0134	0.0126
Block C2 South	32,511,000	0.0350	0.0053	0.0180
Block C1	3,544,000	0.0261	0.0029	0.0131
Totals	78,218,000	0.043	0.012	0.019

The estimate was prepared by Mr. David Grant BSc, MSc, Pr Sci Nat, CGEOL, FGS, FGSSA, FSAIMM who is the Independent Qualified Person for the purposes of Canadian securities regulations for the Nama project. Mr. Grant was following-up on a recommendation made in his Technical Report for the Anomaly “A” resource, which can be viewed at http://www.caledoniamining.com/technical.php

Indicated Resources at Anomaly “A” (as reported March 19, 2007)

Resource blocks in Anomaly A	Tonnes	% Co	% Cu	% Ni

Block A1	9,139,000	0.0446	0.1028	0.0133
Block A2	11,366,000	0.0613	0.0288	0.0067
Block A3	4,305,000	0.0490	0.0730	0.0309
Block A4	18,846,000	0.0572	0.1463	0.0086
Totals	43,656,000	0.055	0.099	0.011

Combined Indicated Resources at Anomalies “A” and “C”

Anomaly	Tonnes	% Co	% Cu	% Ni

Anomaly “A”	43,656,000	0.055	0.099	0.011
Anomaly “C”	78,218,000	0.043	0.012	0.019
Totals	121,874,000	0.047	0.043	0.016

All estimates where prepared at a 0.02% cobalt cut-off

Additional Potential

As previously reported 16 cobalt anomalies in total have been identified in the Nama Project area of which 5 have been explored to varying extents.  As a priority a drilling program to investigate the extensions to Anomaly “A”, in addition to Anomalies “C” and “D” is currently being considered with a view to defining an additional resource in the near future.  The remaining 11 anomalies, with similar potential to above anomalies, all require follow-up drilling and geological field programs.

Technical Report

As required by Canadian regulations a Technical Report, compliant with National Instrument (NI) 43-101 specifications, is being prepared by Mr. Grant to define the Resources of both Anomaly “A” and Anomaly “C” at the Nama Cobalt Project. This report will be filed on SEDAR and on the Caledonia website within forty-five days of this press release.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.